

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-Mail
Dara Bazzano
Vice President Corporate Controller
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

> **Re: The Gap, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2015**
> **Filed March 23, 2015**
> **File No. 001-07562**

Dear Ms. Bazzano:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

1.   We note the reference on page 18 to the challenging results at the Gap brand and your discussions in your May 21, 2015 earnings call regarding your women's business challenge in Gap for several seasons running and being off-brand and in some cases off-trend. We also note your recent announcement regarding the store closings. Please tell us of any known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, describe any known material trends that are impacting the Gap brand business and describe any plans to address the challenges in that business. Include a reasonably detailed discussion of the events that gave rise to the

strategic plans described in your June 15, 2015 press release. Provide such disclosure in your management discussion and analysis in future filings, as applicable. See Item 303(a) of Regulation S-K and refer to Section III.B.3 of Securities Act Release No. 33-8350 for guidance.

Item 8. Financial Statements and Supplementary Data, page 32

Notes to Consolidated Financial Statements, page 39

Note 13. Income Taxes, page 60

2.   We note your disclosure on page 61 that states you made a $473 million distribution of certain foreign earnings in fiscal 2014 in connection with a review of the Company's overall cash position and anticipated cash needs. We further note in your prior year Form 10-K (page 63) that your undistributed earnings and profits of foreign subsidiaries as of February 1, 2014 were approximately $1.6 million and that the estimated deferred tax liability as of February 1, 2014 would have been approximately $203 million if you had not utilized the indefinite reinvestment assertion. In your current year Form 10-K (page 62) it appears that your undistributed earnings and profits of foreign subsidiaries as of January 31, 2015 were approximately $581 million and that the estimated deferred tax liability as of January 31, 2015 would have been approximately $72 million if you had not utilized the indefinite reinvestment assertion. Please confirm our understanding that your fiscal 2014 repatriation included a distribution of certain foreign earnings that were deemed to be indefinitely reinvested as of February 1, 2014 and, if so, advise us of the following with respect to your fiscal 2014 distribution and your indefinite reinvestment conclusion on the undistributed earnings and profits of foreign subsidiaries as of January 31, 2015:

- Further explain to us the facts and circumstances that resulted in the Company's decision to repatriate foreign earnings during fiscal 2014, including whether your 2014 cash distributions to shareholders via dividends and share repurchases partly attributed to your decision. Also tell us whether this is a change from a prior conclusion of indefinite reinvestment.

- Please explain to us how you evaluated the criteria for exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for any undistributed foreign earnings and profits that are intended to be indefinitely reinvested as of January 31, 2015.

- In your response, please describe the type of evidence and your specific plans for reinvestment for your undistributed earnings that sufficiently demonstrate that remittance of earnings will be postponed indefinitely.

Dara Bazzano
The Gap, Inc.
June 24, 2015
Page 3

- Also tell us how you considered your ability to fund any significant future cash distributions to shareholders, including your recently announced 5% dividend increase for fiscal 2015 and recently approved new $1 billion share repurchase authorization, when arriving at your indefinite reinvestment conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Craig H. Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining